SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

State Registry (NIRE) 35300016831

MATERIAL FACT

Second Ordinary Tariff Revision of Sabesp

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions of Article 157, Paragraph 4 of Law 6404/76 and the provisions CVM Instructions No. 358/02, announces to its shareholders and to the market in general that, on this date, it has submitted an official letter to the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo) requesting a seven day postponement, for the beginning of Stage 06 (Development of the Initial Technical Note with Preliminary Tariff P0 and Average Weighted Cost of Capital - WACC) and Stage 07 (Opening of Public Consultation and Public Hearing - Preliminary Tariff P0 and WACC) of the schedule established by ARSESP Resolution No. 725/2017.

Taking into account the current development of the works, the complexity of the issues dealt with and the need to provide further final clarifications requested by the Regulatory Agency, the additional term will be used for interaction among the technical teams, in order to ensure the correct interpretation of the data provided by the Company and to mitigate any risk of disclosure of inconsistent and unilateral preliminary results, with direct and indirect drawbacks to the society in general, to shareholders and  other stakeholders, including and potentially compromising the adequate provision by the Company  of this vital public services.

The company will keep the market up to date on the progress of the matter within this material fact.

São Paulo, July 27, 2017

Edison Airoldi

Technology, Enterprises and Environment Officer

Answering for the Economic and Financial Office and the Investor Relations Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 28, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.